SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of November 2005

                             -----------------------

                               ELBIT SYSTEMS LTD.

                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                    |X| Form 20-F       |_| Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    |_| Yes             |X| No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated November 15, 2005.

         Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant's Management Report with respect to the results of operations of the Registrant for the quarter ended September 30, 2005.

         Attached hereto as Exhibit 3 and incorporated herein by reference is the Registrant's consolidated audited financial statements for the quarter ended September 30, 2005.

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ELBIT SYSTEMS LTD.
                                        (Registrant)


                                        By: /s/ Ilan Pacholder
                                            ------------------------------------
                                        Name:  Ilan Pacholder
                                        Title: Corporate Secretary

Dated:  November 15, 2005

                                  EXHIBIT INDEX
                                  -------------


    EXHIBIT NO.            DESCRIPTION
    -----------            -----------

    1.                     Press release dated November 15, 2005.

    2.                     Management report.

    3.                     Financial statements.

                                   EXHIBIT 1


[LOGO OF ELBIT SYSTEMS, LTD.]

                ELBIT SYSTEMS REPORTS THIRD QUARTER 2005 RESULTS
                ------------------------------------------------

             REVENUES INCREASED BY 22.3% TO A RECORD $273.6 MILLION

            BACKLOG OF ORDERS REACHED A NEW RECORD OF $ 2.405 BILLION

 EXCLUDING ONE-TIME IN-PROCESS R&D WRITE-OFF RELATED TO TADIRAN SHARE PURCHASE,
        NET PROFIT AND EPS REACHED $15.8 MILLION AND $0.38, RESPECTIVELY

HAIFA,  ISRAEL,  NOVEMBER 15, 2005 - ELBIT SYSTEMS LTD. (THE "COMPANY") (NASDAQ:
ESLT), the international defense company, today reported its consolidated results for the third quarter ended September 30, 2005.

THE COMPANY'S BACKLOG OF ORDERS AS OF SEPTEMBER 30, 2005 reached $2,405 million, an 11.7% increase as compared to $2,154 million at the end of 2004. Approximately 65% of the backlog relates to orders outside of Israel. Approximately 50% of the Company's backlog as of September 30, 2005 is scheduled to be performed over the last quarter of 2005 and during 2006.

CONSOLIDATED REVENUES FOR THE THIRD QUARTER OF 2005 increased by 22.3% to $273.6 million from $223.8 million in the third quarter of 2004.

GROSS PROFIT FOR THE THIRD QUARTER OF 2005 increased by 20.3% to $73.7 million (26.9% of revenues), as compared with gross profit of $61.2 million (27.4% of revenues) in the third quarter of 2004.

REPORTED CONSOLIDATED NET INCOME FOR THE THIRD QUARTER OF 2005 increased by 9.4% to $14.6 million (5.3% of revenues), as compared with $13.3 million (5.9% of revenues) in the third quarter of 2004. Reported diluted earnings per share for the third quarter of 2005 were $0.35, as compared with $0.32 for the third quarter of 2004.

Excluding the one-time in-process R&D write-off related to the share purchase of Tadiran Communications Ltd. ("Tadiran"), the Company's net income for the third quarter of 2005 was $15.8 million (or 5.8% of revenues) and the diluted EPS was $0.38.

As previously reported, the Company's financial results for the third quarter of 2005 were affected by its acquisition of Tadiran shares from Koor Industries Ltd. ("Koor"). As a result of the completion of the second stage of the agreement to acquire Koor's holdings in Tadiran, which included the purchase of an additional 5% of Tadiran's shares during the

[LOGO OF ELBIT SYSTEMS, LTD.]

third quarter of 2005, the Company recorded a $1.2 million write-off of In-Process Research & Development in the third quarter of 2005. All the effects of the Tadiran transaction are recorded as part of the Company's earnings from affiliated companies in its income statement

During the first nine months of 2005 the Company produced an operating cash flow of $96.4 million.

The President and CEO of Elbit Systems, Joseph Ackerman, commented: "We are pleased to report the third quarter results, in which we reached the highest quarterly revenues in our history. These results continue the trend of profitable growth that we have demonstrated for many consecutive quarters. The high backlog of orders does not include some large and important orders, such as the UK Watchkeeper, the U.S. Marine Corps contract and other contracts that we received following the end of the quarter. All of this provides us with a high level of confidence in the continued growth of Elbit Systems going forward, supported by our on going investments in R&D in order to maintain technological leadership in our many business areas."

The Board of Directors declared a dividend of $0.14 per share for the third quarter of 2005. The dividend's record date is November 29, 2005, and the dividend will be paid on December 12, 2005, net of taxes and levies, at the rate of 22.1%.

CONFERENCE CALL

The Company will be hosting a conference call today, Tuesday, November 15, at 10.00am EST. On the call, management will review and discuss the third quarter 2005 results and will be available to answer questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

                       US Dial-in Numbers: 1 866 860 9642
                        UK Dial-in Number: 0 800 917 5108
                       ISRAEL Dial-in Number: 03 918 0610
                  INTERNATIONAL Dial-in Number: +972 3 918 0610

                                       At:

                          10:00am Eastern Standard Time
                          7:00am Pacific Standard Time
                           3:00pm Greenwich Mean Time
                               5:00pm Israel Time

[LOGO OF ELBIT SYSTEMS, LTD.]

This  call  will  also  be  broadcast  live  on  Elbit   Systems'   web-site  at
HTTP://WWW.ELBITSYSTEMS.COM. An online replay will be available from 48 hours after the call ends, and will be available online for 30 days.

Alternatively, for two days following the end of the call, investors will be able to dial a replay number to listen to the call. The dial-in number is either: 1 888 269 0005 (US) or +972 3 925 5945 (Israel and International).

--------------------------------------------------------------------------------


ABOUT ELBIT SYSTEMS LTD.

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (C4ISR) and advanced electro-optic technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense applications. For further information, please visit the Company web site at www.elbitsystems.com

COMPANY CONTACT:                                IR CONTACT:

Ilan Pacholder                                  Ehud Helft / Kenny Green
V.P. Finance & Capital Markets
and Corporate Secretary
Elbit Systems Ltd                               GK International
Tel:  +972-4 831-6632                           Tel: 1-866-704-6710
Fax: +972-4 831-6659                            Fax: + 972-3-607- 4711
E-mail: pacholder@elbit.co.il                   E-mail: Kenny@gk-biz.com
        ---------------------                           ----------------
                                                E-mail: Ehud@gk-biz.com
                                                        ---------------

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

                          (FINANCIAL TABLES TO FOLLOW)

                               ELBIT SYSTEMS LTD.
                           CONSOLIDATED BALANCE SHEETS
                           ---------------------------
                           (In thousand of US Dollars)

                                           September 30  December 31
                                               2005         2004
                                            ---------    ---------
                                            Unaudited       (**)

ASSETS

Current Assets:
Cash and short term deposits                  150,949       34,847
Trade receivable and others                   288,632     *267,903
Inventories, net of advances                  294,069      249,041
                                            ---------    ---------
Total current assets                          733,650      551,791

Affiliated Companies & other Investments      150,618      *59,618
Long-term receivables & others                 85,241       85,100
Fixed Assets, net                             252,311      244,288
Other assets, net                              93,403       95,987
                                            ---------    ---------
                                            1,315,223    1,036,784
                                            =========    =========


LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities                           454,611      378,450
Long-term liabilities                         397,237      221,810
Minority Interest                               3,915        4,340
Shareholder's equity                          459,460     *432,184
                                            ---------    ---------
                                            1,315,223    1,036,784
                                            =========    =========


*     Restated due to the Tadiran share purchase transaction
**    Derived from the Company's 2004 audited financial statements

                               ELBIT SYSTEMS LTD.
                        CONSOLIDATED STATEMENTS OF INCOME
                        ---------------------------------
            (In thousand of US Dollars, except for per share amounts)

                                         Nine Months Ended         Three Months Ended    Year Ended
                                            September 30              September 30       December 31
                                         2005        **2004        2005        **2004        2004
                                       --------     --------     --------     --------     --------
                                             Unaudited                 Unaudited             (***)
Revenues                                748,116      669,150      273,646      223,833      939,925
Cost of revenues                        546,790      491,427      199,969      162,588      689,626
                                       --------     --------     --------     --------     --------
  Gross Profit                          201,326      177,723       73,677       61,245      250,299

Research and development, net            53,443       43,570       20,482       16,543       66,846
Marketing and selling                    54,695       50,722       20,309       15,562       69,912
General and administrative               38,262       34,957       12,838       12,226       47,832
                                       --------     --------     --------     --------     --------
Total operating expenses                146,400      129,249       53,629       44,331      184,590
                                       --------     --------     --------     --------     --------

Operating income                         54,926       48,474       20,048       16,914       65,709

Financial expenses, net                  (6,273)      (2,878)      (3,076)      (1,577)      (5,852)
Other income, net                          (192)         (61)          (6)          23          770
                                       --------     --------     --------     --------     --------
  Income before income taxes             48,461       45,535       16,966       15,360       60,627
Taxes on income                          12,289       11,712        4,246        3,933       15,219
                                       --------     --------     --------     --------     --------
                                         36,172       33,823       12,720       11,427       45,408

Company's share of partnerships and
affiliated  Companies income, net         1,339        4,586        1,465        1,616       *6,645
Minority rights                             652          459          379          271         (180)
                                       --------     --------     --------     --------     --------
  Net income                             38,163       38,868       14,564       13,314      *51,873
                                       ========     ========     ========     ========     ========

Earnings per share
  Basic net earnings per share            $0.94        $0.98        $0.36        $0.33       *$1.30
                                       ========     ========     ========     ========     ========

  Diluted net earnings per share          $0.92        $0.95        $0.35        $0.32       *$1.26
                                       ========     ========     ========     ========     ========

*     Restated due to the Tadiran share purchase transaction
**    Restated due to the adoption of SFAS 123
***   Derived from the Company's 2004 audited financial statements

                                    EXHIBIT 2

                               ELBIT SYSTEMS LTD.
                               ------------------
                               MANAGEMENT'S REPORT
                               -------------------
          FOR THE THREE AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005
          ------------------------------------------------------------

         THIS REPORT SHOULD BE READ TOGETHER WITH THE UNAUDITED FINANCIAL STATEMENTS OF ELBIT SYSTEMS LTD. ("ELBIT SYSTEMS" OR THE "COMPANY") AND TOGETHER WITH ITS SUBSIDIARIES (THE "GROUP") FOR THE QUARTER ENDED SEPTEMBER 30, 2005, THE COMPANY'S AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES FOR THE YEAR ENDED DECEMBER 31, 2004, THE COMPANY'S MANAGEMENT REPORT FOR THE YEAR ENDED DECEMBER 31, 2004 AND THE COMPANY'S FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2004, FILED BY THE COMPANY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND WITH THE ISRAELI SECURITIES AUTHORITY.

         FORWARD LOOKING STATEMENTS WITH RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS IN THIS DOCUMENT ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, PRODUCT DEMAND, PRICING, MARKET ACCEPTANCE, CHANGING ECONOMIC CONDITIONS, RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT, THE EFFECT OF THE COMPANY'S ACCOUNTING POLICIES AS WELL AS CERTAIN OTHER RISK FACTORS WHICH ARE DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

A.       EXECUTIVE OVERVIEW
         ------------------

         BUSINESS DESCRIPTION
         --------------------

         Elbit Systems and its subsidiaries (the "Group") operate in the area of upgrading existing airborne, ground and naval defense platforms and are engaged in projects involving the design, development, manufacture and integration of advanced integrated defense systems, electronic systems, electro-optic systems and products and software intensive programs and products for the defense and homeland security sectors. In addition, the Company provides support services for such platforms, systems and products.

         The Group is engaged in leading projects in Israel and worldwide, in areas such as air, ground and naval Command, Control, Communication, Computers, Intelligence, Surveillance and Reconnaissance ("C(4)ISR") systems, digital maps, night vision systems, pilot helmet mounted systems, display and data processing systems, unmanned air vehicles ("UAVs"), computerized simulators, communication systems, thermal imaging products, laser products, optical systems for space applications, airborne reconnaissance systems, optic communication systems and products, systems for Homeland Defense products, surveillance products and systems and electric drive systems.

         The Group provides a wide range of logistic support services, including operation of pilot training services for the Israeli Air Force on a private financing initiative basis. Several of the Group's companies also provide advanced engineering and manufacturing services to various customers, utilizing their significant manufacturing capabilities. The Group often cooperates with industries in Israel and in various other countries.

         The Group  tailors  and adapts its  technologies,  integration  skills, market knowledge and battle-proven systems to each customer's individual requirements in both existing and new platforms. By upgrading existing platforms with advanced electronic and electro-optic technologies, the Group provides customers with cost-effective solutions, and its customers are able to improve their technological and operational capabilities within limited defense budgets.

         The Group operates in a competitive environment for most of its projects, systems and products. Competition is based on product and program performance, price, reputation, reliability, maintenance costs and responsiveness to customer requirements. This includes the ability to respond to rapid changes in technology. In addition, its competitive position sometimes is affected by specific requirements in particular markets.

         FINANCIAL HIGHLIGHTS
         --------------------

         The Company's revenues increased by 22.3% and reached $273.6 million in the third quarter of 2005, as compared to $223.8 million in the third quarter of 2004.

         Net earnings in the third quarter of 2005 were $14.6 million and the diluted earnings per share were $0.35, as compared to $13.3 million and $0.32 in the third quarter of 2004. Excluding the In Process Research and Development ("IPR&D") write-off of approximately $1.2 million related to the acquisition of approximately 5% Tadiran Communications Ltd.'s shares in the third quarter of 2005, net earnings in the quarter ended September 30, 2005 were $15.8 million, and the diluted EPS was $0.38.

         The Company's backlog as of September 30, 2005 reached $2.41 billion, as compared to $2.15 billion as of December 31, 2004.

         The Company's cash flow generated from operations in the nine-month period ended September 30, 2005 was $96.4 million, as compared to $85.4 million in the nine-month period ended September 30, 2004.

         The Board of Directors declared a dividend of $0.14 per share for the third quarter.

B.       RECENT EVENTS
         -------------

         o On August 23, 2005, the Company's Extraordinary General Meeting of Shareholders passed a resolution approving and ratifying the agreements entered into by the Company on July 6, 2005 regarding the purchase from Koor Industries Ltd. ("Koor") of Koor's ordinary shares in Elisra Electronic Systems Ltd. ("Elisra"), as well as ratifying the amendment agreement entered into on July 6, 2005 by the Company and Koor amending the original share transfer deed and shareholders agreements entered into on December 27, 2004 regarding the Company's purchase of Koor's ordinary shares in Tadiran Communications Ltd. ("Tadiran").

         o On August 25, 2005, the Company completed the second stage of the transaction to purchase shares of Tadiran from Koor, and purchased from Koor, in this stage, approximately 5% of the share equity of Tadiran. In addition to the shares previously purchased by the Company in the transaction's first stage and on the stock market, the Company currently owns approximately 26% of Tadiran's shares.

                  The results of the third quarter of 2005 include a write-off of IPR&D in the amount of approximately $1.2 million related to the Tadiran shares acquired in the third quarter of 2005, and further effects on the Company's financial results are expected to occur in the event of additional purchases of Tadiran shares either from Koor in accordance with the amendments to the agreements with Koor, announced on July 6, 2005 or on the stock market, as well as the purchase of Koor's shares in Elisra, subject to receipt of the required approvals. The effect on the Company's financial results of future purchases of shares of Tadiran as well as the anticipated purchase of shares in Elisra will be reported following completion of the respective purchases.

         o On September 1, 2005, the Company announced, further to its announcement dated April 18, 2005, the entering into effect of the contract to supply the Turkish Army with UAV systems, signed in May 2005 by IUP, an equally-owned partnership between the Company and Israel Aircraft Industries Ltd. ("IAI"). IUP will act as the major subcontractor to the TUSAS Aerospace Industry for this program and will deliver the UAV systems to the Turkish MOD over a three-year period. IUP's contract is valued at $150 million and will be divided equally between the Company and IAI.

         o On October 6, 2005, the Company reported that its wholly-owned subsidiary EFW Inc. ("EFW") was awarded a $57 million framework contract by the US Government to supply ANVIS/HUD systems for U.S. Army utility helicopters and other DOD rotary-wing platforms. Under this contract, which will cover up to a five-year period, the Army may place purchase orders with EFW for ANVIS/HUD systems from time to time for up to the aggregate amount of the contract.

         o On October 28, 2005, the Company reported that its joint venture company with Thales UK, UAV Tactical Systems Limited ("U-TacS"), was awarded by Thales UK over $500 million in orders to be performed over an eight-year period. U-TacS' financial statements will be consolidated within the Company's financial reports. This order is part of the WATCHKEEPER program for which the UK Ministry of Defense and Thales UK signed a (pound)700 million contract in August 2005. U-TacS will execute significant portions of the WATCHKEEPER Program for Thales UK, the WATCHKEEPER prime contractor. The majority of U-TacS' activity will be executed in the UK with a significant amount of its work sub-contracted to small and medium sized enterprises across the UK. Elbit Systems is U-TacS' largest subcontractor with approximately one-third of this contract's value. U-TacS is expected to employ, during the initial stages, dozens of workers, most of whom will be recruited locally. U-TacS is currently in the process of establishing its facilities in the UK city of Leicester. In addition to executing the WATCHKEEPER Program, Elbit Systems and Thales have agreed to jointly market tactical UAV projects in other countries worldwide.

         o On November 1, 2005, the Company's subsidiary jointly owned with Rockwell Collins, Vision Systems International, LLC ("VSI"), a leader in advanced Helmet Mounted Display technology, announced the receipt of several new contracts with a total potential value of more than $100 million. The Boeing Company awarded VSI a contract for the delivery of more than 500 additional Joint Helmet Mounted Cueing Systems ("JHMCS"). VSI also received direct contracts from the United States Navy and Air Force for spares and test equipment in support of the JHMCS program.

         o On November 6, 2005, the Company reported that EFW was awarded a contract from the U.S. Marine Corps Systems Command in response to a compelling and urgent need for an operational capability. The program requires EFW's team to develop, design, integrate, test, produce and install equipment into a variety of USMC vehicles. The value of this order is approximately $70M and is expected to be completed in 2006.

         o During the first week of November 2005, a wholly-owned subsidiary of the Company, received notice from a customer informing it that unless certain deficiencies identified by the customer in an airborne system are remedied within a short time period, the customer intends to terminate the contract. The amount of the contract is approximately $35 million. The Company is engaged in clarifications with the customer in order to address the customer's concerns in a satisfactory manner. The Company believes that the potential outcome relating to the notice received will not have a material adverse effect on the Company's financial statements.

C.       BACKLOG OF ORDERS
         -----------------

         The Company's backlog of orders as of September 30, 2005 reached $2,405 million, of which 65% was for orders outside Israel. The Company's backlog as of December 31, 2004 was $2,154 million, of which 66% was for orders outside Israel.

         Approximately 50% of the Company's backlog as of September 30, 2005 is scheduled to be performed in the last quarter of 2005 and during 2006. The majority of the 50% of the Company's backlog balance is scheduled to be performed in 2007 and 2008.

D.       CRITICAL ACCOUNTING POLICIES AND ESTIMATES
         ------------------------------------------

         The Company's significant accounting policies are described in Note 2 to the audited consolidated financial statements for the year ended December 31, 2004. See also the Company's management report for the year ended December 31, 2004.

E.       STOCK-BASED COMPENSATION
         ------------------------

         Effective January 1, 2004, the Company adopted the fair value recognition provision of SFAS No. 123. Following the adoption of SFAS No. 123, the financial results are no longer materially affected by the impact of changes in the Company's share price on employee stock-based compensation.

         As a result of the adoption of SFAS No. 123 from January 1, 2004, the statement of income and diluted net earnings per share of the first three quarters of 2004 were restated for purposes of comparison, as follows:


                                                                                Q1/04          Q2/04           Q3/04        1-9/04
                                                                                -----          -----           -----        ------
Net income  as previously reported in 2004                                   $   12,727     $   11,311      $   13,707   $   37,746
                                                                             ==========     ==========      ==========   ==========
Restated net income (according to SFAS No. 123)                              $   12,252     $   13,302      $   13,314   $   38,868
                                                                             ==========     ==========      ==========   ==========
Diluted net earnings per share as reported in 2004                           $     0.31     $     0.28      $     0.33   $     0.92
                                                                             ==========     ==========      ==========   ==========
Restated diluted net earnings per share (according to SFAS No. 123)          $     0.30     $     0.33      $     0.32   $     0.95
                                                                             ==========     ==========      ==========   ==========

F.       SUMMARY OF FINANCIAL RESULTS

         The following table sets forth the reported consolidated statements of income of the Company for the three and nine-month periods ended September 30, 2005 and September 30, 2004. The results of the three and nine-month periods of 2004 and of the first quarter of 2005 reflect restatements regarding the Tadiran share acquisition and the stock-based compensation (see above).


                                                    For the nine months ended                     For the three months ended
                                                          September 30                                  September 30
                                                          ------------                                  ------------

                                                    2005                   2004                  2005                  2004
                                             ----------------       -----------------      -----------------      ----------------
                                                 $        %             $         %           $          %           $        %
                                                          (In thousands of U.S. dollars except per share data)

Total revenues                               748,116    100.0       669,150     100.0      273,646     100.0      223,833    100.0

Cost of revenues                             546,790     73.1       491,427      73.4      199,969      73.1      162,588     72.6
                                             -------     ----       -------      ----      -------      ----      -------     ----
Gross profit                                 201,326     26.9       177,723      26.6       73,677      26.9       61,245     27.4
                                             -------     ----       -------      ----      -------      ----      -------     ----
Research and development
(R&D) expenses                                66,893      8.9        53,998       8.1       24,840       9.1       21,301      9.5

Less - participation                        (13,450)    (1.8)      (10,428)     (1.6)      (4,358)     (1.6)      (4,758)    (2.1)
                                             -------     ----       -------      ----      -------      ----      -------     ----
R&D expenses, net                             53,443      7.1        43,570       6.5       20,482       7.5       16,543      7.4

Marketing and selling expenses                54,695      7.3        50,722       7.6       20,309       7.4       15,562      7.0

General and administrative expenses           38,262      5.1        34,957       5.2       12,838       4.7       12,226      5.5
                                             -------     ----       -------      ----      -------      ----      -------     ----
                                             146,400     19.6       129,249      19.3       53,629      19.6       44,331     19.8
                                             -------     ----       -------      ----      -------      ----      -------     ----

Operating  income                             54,926      7.3        48,474       7.2       20,048       7.3       16,914      7.6

Finance expenses, net                        (6,273)    (0.8)       (2,878)     (0.4)      (3,076)     (1.1)      (1,577)    (0.7)

Other expenses, net                            (192)        -          (61)         -          (6)         -           23      0.0
                                             -------     ----       -------      ----      -------      ----      -------     ----

Income before taxes on income                 48,461      6.5        45,535       6.8       16,966       6.2       15,360      6.9

Taxes on income                               12,289      1.7        11,712       1.7        4,246       1.6        3,933      1.8
                                             -------     ----       -------      ----      -------      ----      -------     ----
                                              36,172      4.8        33,823       5.1       12,720       4.6       11,427      5.1

Minority interest in losses (gains)
of subsidiaries                                  652      0.1           459       0.1          379       0.1          271      0.1
Equity in net earnings of affiliated
companies and partnership                      1,339      0.2         4,586       0.7        1,465       0.5        1,616      0.7
                                             -------     ----       -------      ----      -------      ----      -------     ----

Net earnings                                  38,163      5.1        38,868       5.8       14,564       5.3       13,314      5.9
                                              ======      ===        ======       ===       ======       ===       ======      ===

Diluted earnings per share                      0.92                   0.95                   0.35                  0.32
                                                ====                   ====                   ====                  ====

         REVENUES
         --------

         The Company's sales are primarily to governmental entities and prime contractors under government defense programs. Accordingly, the level of the Company's revenues is subject to governmental budgetary constraints.

         Three Months Ended on September 30, 2005, Compared to Three Months Ended on September 30, 2004
         -----------------------------------------------------------------------

         The consolidated revenues increased by 22.3% from $223.8 million in the third quarter of 2004 to $273.6 million in the third quarter of 2005.

         The following table sets forth the Company's revenue distribution by areas of operation:

                                                                             Three-Month Period ended
                                                                             ------------------------
                                                               September 30, 2005            September 30, 2004
                                                               ------------------            ------------------
                                                             $ millions         %          $ millions         %
                                                             ----------         -          ----------         -
         Airborne systems                                     114.9           42.0           91.8           41.0
         Land systems                                          39.5           14.4           39.2           17.6
         C(4)ISR systems                                       44.9           16.4           36.2           16.2
         Electro-optics                                        54.4           19.9           42.2           18.8
         Other  (mainly non-defense engineering and
              production services)                             19.9            7.3           14.4            6.4
                                                              -----          -----          -----          -----
         Total                                                273.6          100.0          223.8          100.0
                                                              =====          =====          =====          =====

         The following table sets forth the Company's distribution of revenues by geographic regions:

                                                                             Three-Month Period ended
                                                                             ------------------------
                                                                   September 30, 2005         September 30, 2004
                                                                   ------------------         ------------------
                                                             $ millions          %         $ millions          %
                                                             ----------          -         ----------          -
         Israel                                                 61.3           22.4           52.9           23.7
         United States                                         114.5           41.8           91.4           40.9
         Europe                                                 31.1           11.4           29.2           13.0
         Other countries                                        66.7           24.4           50.3           22.4
                                                                ----           ----           ----           ----
         Total                                                 273.6          100.0          223.8          100.0
                                                               =====          =====          =====          =====

         Nine Months Ended on September 30, 2005, Compared to Nine Months Ended on September 30, 2004
         -----------------------------------------------------------------------

         The Company's consolidated revenues increased by 11.8%, from $669.2 million in the first nine months of 2004 to $748.1 million in the first nine months of 2005.

         The following table sets forth the Company's revenue distribution by areas of operation:

                                                                          Nine-Month Period ended
                                                                          -----------------------
                                                               September 30, 2005         September 30, 2004
                                                               ------------------         ------------------
                                                           $ millions           %         $ millions        %
                                                           ----------           -         ----------        -
         Airborne systems                                      309.3           41.3          270.5        40.4
         Land systems                                           98.7           13.2          139.8        20.9
         C(4)ISR systems                                       133.1           17.8           93.6        14.0
         Electro-optics                                        153.8           20.6          127.1        19.0
         Other  (mainly non-defense engineering and
              production services)                              53.2            7.1           38.2         5.7
                                                               -----         ------         ------       -----
         Total                                                 748.1          100.0          669.2       100.0
                                                               =====         ======         ======       =====

         The following table sets forth the Company's distribution of revenues by geographic regions:


                                                                          Nine-Month Period ended
                                                                          -----------------------
                                                             September 30, 2005         September 30, 2004
                                                             ------------------         ------------------
                                                             $ millions      %             $ millions       %
                                                             ----------      -             ----------       -
         Israel                                                206.3        27.6             163.4        24.4
         United States                                         291.9        39.0             258.2        38.6
         Europe                                                 65.7         8.8              94.9        14.2
         Other countries                                       184.2        24.6             152.7        22.8
                                                               -----        ----             -----        ----
         Total                                                 748.1       100.0             669.2       100.0
                                                               =====       =====             =====       =====

         The changes in revenues by geographic distribution, other than standard quarterly fluctuations, were in the revenues from customers in Europe, which decreased mainly as a result of the temporary reduction in the land systems area of operations, while revenues in all other geographical regions increased.

         GROSS PROFIT
         ------------

         The Company's gross profit represents the aggregate results of the Company's activities and projects, and is based on the mix of programs in which the Company is engaged during the reported period.

         Three Months Ended on September 30, 2005, Compared to Three Months Ended on September 30, 2004
         -----------------------------------------------------------------------

         The Company's gross profit in the quarter ended September 30, 2005 was $73.7 million as compared to $61.2 million in the quarter ended September 30, 2004. The gross profit margin in the third quarter of 2005 was 26.9% as compared to 27.4% in the same period last year. The difference in the gross profit was as a result of the mix of programs generating revenues in the applicable periods, which included in the third quarter of 2004 certain programs with a relatively higher gross profit.

         Nine Months Ended on September 30, 2005, Compared to Nine Months Ended on September 30, 2004
         -----------------------------------------------------------------------

         The Company's gross profit in the nine months ended September 30, 2005 was $201.3 million as compared to $177.7 million in the nine months ended September 30, 2004. The gross profit margin in the nine months ended September 30, 2005 was 26.9% as compared to 26.6% in the corresponding period of the previous year. The difference in the gross profit was the result of the mix of programs generating revenues in the applicable periods.

         RESEARCH AND DEVELOPMENT ("R&D")
         --------------------------------

         The Company continually invests in R&D in order to maintain and further advance its technologies, in accordance with a long-term plan, based on its estimate of future market needs.

         The Company's R&D activities in the reported period were in accordance with its strategic plans. Some of these activities are coordinated with, and partially funded by, third parties, including the Israeli Ministry of Defense ("IMOD") and the Office of the Chief Scientist ("OCS"). These programs were mainly in the areas of advanced airborne systems, cutting edge electro-optics technology and products for surveillance, aerial reconnaissance, lasers and space based sensors.

         Further to the trend that began in the fourth quarter of 2004, the Company increased its R&D efforts, mainly in the areas of airborne, land and electro-optics systems, for the development of advanced technologies and products to meet expected market requirements.

         Three Months Ended on September 30, 2005, Compared to Three Months Ended on September 30, 2004
         -----------------------------------------------------------------------

         Gross R&D expenses in the quarter ended September 30, 2005 totaled $24.8 million (9.1% of revenues), as compared to $21.3 million (9.5% of revenues) in the quarter ended September 30, 2004.

         Net R&D expenses (after deduction of third party participation, including the IMOD and the OCS) in the quarter ended September 30, 2005 totaled $20.5 million (7.5% of revenues), as compared to $16.5 million (7.4% of revenues) in the quarter ended September 30, 2004.

         Nine Months Ended on September 30, 2005, Compared to Nine Months Ended on September 30, 2004
         -----------------------------------------------------------------------

         Gross R&D expenses in the nine months ended September 30, 2005 totaled $66.9 million (8.9% of revenues), as compared to $54.0 million (8.1% of revenues) in the nine months ended September 30, 2004.

         Net R&D expenses (after deduction of third party participation, including the IMOD and the OCS) in the nine-month period ended
         September 30, 2005 totaled $53.4 million (7.1% of revenues), as compared to $43.6 million (6.5% of revenues) in the nine-month period ended September 30, 2004.

         MARKETING AND SELLING EXPENSES
         ------------------------------

         The Company maintains its activities in developing new markets and pursues various business opportunities according to the Company's plan.

         Three Months Ended on September 30, 2005, Compared to Three Months Ended on September 30, 2004
         -----------------------------------------------------------------------

         Marketing and selling expenses in the quarter ended September 30, 2005 were $20.3 million (7.4% of revenues), as compared to $15.6 million (7.0% of revenues) in the quarter ended September 30, 2004.

         Nine Months Ended on September 30, 2005, Compared to Nine Months Ended on September 30, 2004
         -----------------------------------------------------------------------

         Marketing and selling expenses in the nine months ended September 30, 2005 were $54.7 million (7.3% of revenues), as compared to $50.7 million (7.6% of revenues) in the nine months ended September 30, 2004.

         GENERAL AND ADMINISTRATIVE ("G&A") EXPENSES
         -------------------------------------------

         Three Months Ended on September 30, 2005, Compared to Three Months Ended on September 30, 2004
         -----------------------------------------------------------------------

         G&A expenses were $12.8 million (4.7% of revenues) in the quarter ended September 30, 2005, as compared to $12.2 million (5.5% of revenues) in the quarter ended September 30, 2004.

         Nine Months Ended on September 30, 2005, Compared to Nine Months Ended on September 30, 2004
         -----------------------------------------------------------------------

         G&A expenses were $38.3 million (5.1% of revenues) in the nine months ended September 30, 2005, as compared to $35.0 million (5.2% of revenues) in the nine months ended September 30, 2004.

         FINANCE EXPENSE (NET)
         ---------------------

         The increase in the net finance expense resulted mainly from a higher level of long-term loans, currency exchange rate differences and an increase in market interest rates.

         Three Months Ended on September 30, 2005, Compared to Three Months Ended on September 30, 2004
         -----------------------------------------------------------------------

         Net finance expense in the quarter ended September 30, 2005 was $3.1 million, as compared to $1.6 million of finance expense in the quarter ended September 30, 2004.

         Nine Months Ended on September 30, 2005, Compared to Nine Months Ended on September 30, 2004
         -----------------------------------------------------------------------

         Net finance expense in the six months ended September 30, 2005 was $6.3 million, as compared to $2.9 million of finance expense in the nine months ended September 30, 2004.

         TAXES ON INCOME
         ---------------

         The Company's tax rate represents a weighted average of the tax rates to which the various companies in the Group are subject. The change in the effective tax rate is attributable mainly to the mix of the tax rates in the various tax jurisdictions in which the Group's companies generating the taxable income operate and the recent decrease in the tax rate in Israel.

         Three Months Ended on September 30, 2005, Compared to Three Months Ended on September 30, 2004
         -----------------------------------------------------------------------

         Provision for taxes in the quarter ended September 30, 2005 was $4.2 million (effective tax rate of 25.0%), as compared to a provision for taxes of $3.9 million (effective tax rate of 25.6%) in the quarter ended September 30, 2004.

         Nine Months Ended on September 30, 2005, Compared to Nine Months Ended on September 30, 2004
         -----------------------------------------------------------------------

         Provision for taxes in the nine months ended September 30, 2005 was $12.3 million (effective tax rate of 25.4%), as compared to a provision for taxes of $11.7 million (effective tax rate of 25.7%) in the nine months ended September 30, 2004.

         COMPANY'S SHARE IN EARNINGS OF AFFILIATED ENTITIES
         --------------------------------------------------

         The companies and partnerships, in which the Company holds 50% or less in shares or voting rights and are therefore not consolidated in its financial statements, operate in complementary areas to the Company's core business activities, including electro-optics and airborne systems. This includes the Company's share in the earnings of Tadiran and reflects the impact of the corresponding purchase price allocation adjustments described above.

         Three Months Ended on September 30, 2005, Compared to Three Months Ended on September 30, 2004
         -----------------------------------------------------------------------

         In the third quarter of 2005 the Company had net income of $1.5 million from its share in earnings of affiliated companies and partnership, as compared to net income of $1.6 million in the third quarter of 2004.

         Nine Months Ended on September 30, 2005, Compared to Nine Months Ended on September 30, 2004
         -----------------------------------------------------------------------

         In the nine months ended September 30, 2005 the Company had net income of $1.3 million from its share in earnings of affiliated companies and partnership, as compared to net income of $4.6 million in the nine months ended September 30, 2004. The decrease was mainly as a result of the IPR&D write-off related to Tadiran.

         NET EARNINGS AND EARNINGS PER SHARE ("EPS")
         -------------------------------------------

         Three Months Ended on September 30, 2005, Compared to Three Months Ended on September 30, 2004
         -----------------------------------------------------------------------

         Net earnings in the quarter ended September 30, 2005 were $14.6 million (5.3% of revenues), as compared to reported net earnings of $13.3 million (5.9% of revenues) in the quarter ended September 30, 2004. Diluted EPS in the quarter ended September 30, 2005 was $0.35, as compared to $0.32 in the quarter ended September 30, 2004.

         Excluding the IPR&D write-off related to Tadiran (included in "Equity in net earnings of affiliated companies and partnerships"), which amounted to approximately $1.2 million, net earnings in the quarter ended September 30, 2005 were $15.8 million (5.8% of revenues), and the diluted EPS was $0.38.

         The number of shares used for computation of diluted EPS in the quarter ended September 30, 2005 was 41,614 thousand shares, as compared to 41,161 thousand shares in the quarter ended September 30, 2004.

         Nine Months Ended on September 30, 2005, Compared to Nine Months Ended on September 30, 2004
         -----------------------------------------------------------------------

         Net earnings in the nine months ended September 30, 2005 were $38.2 million (5.1% of revenues), as compared to net earnings of $38.9 million (5.8% of revenues) in the nine months ended September 30, 2004. Diluted EPS in the nine months ended September 30, 2005 was $0.92, as compared to $0.95 per share in the nine months ended September 30, 2004.

         Excluding the IPR&D write-off related to Tadiran, which amounted to approximately $5.3 million, net earnings in the nine months ended September 30, 2005 were $43.4 million (5.8% of revenues), and the diluted EPS was $1.04.

         The number of shares used for computation of diluted EPS in the nine months ended September 30, 2005 was 41,616 thousand shares, as compared to 40,924 thousand shares in the nine months ended September 30, 2004.

G.       LIQUIDITY AND CAPITAL RESOURCES
         -------------------------------

         The Company's net cash flow generated from operating activities in the nine months ended September 30, 2005 was $96.4 million, resulting mainly from net income and advances received from customers. The cash inflows were partially offset, mainly by an increase in inventories and by payments of trade payables.

         Net cash flow used for investment activities in the nine months ended September 30, 2005 was $136.8 million, which was used mainly for acquisition of Tadiran's shares and for procurement of various assets and equipment.

         Net cash flow from financing activities in the nine months ended September 30, 2005 was $156.3 million, which was mainly from receipt of long-term loans.

         On September 30, 2005, the Company had total borrowings in the amount of $263.1 million, including $253.6 million in long-term loans, and $453 million in guarantees issued on its behalf by banks, mainly in respect of advance payment and performance guarantees provided in the regular course of business. On September 30, 2005, the Company had a cash balance amounting to $150.1 million.

         The Company and some of its subsidiaries operate with loan and credit agreements that contain certain covenants. Such covenants include requirements for shareholders' equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. As of September 30, 2005, the Company and its subsidiaries are in full compliance with all such covenants.

         As of September 30, 2005, the Company had working capital of $279 million, and its current ratio was 1.61. The Company's ratio of equity to total assets was 35%.

H.       DERIVATIVES AND HEDGES
         ----------------------

         Market risks relating to the Company's operations result primarily from changes in interest rates and exchange rates. The Company typically uses financial instruments to limit its exposure to those changes. The Company also typically enters into forward contracts in connection with transactions that are denominated in currencies other than U.S. dollars and New Israeli Shekels ("NIS"). The Company may enter from time to time into forward contracts related to NIS, based on market conditions.

         On September 30, 2005, the Company's liquid assets were comprised of bank deposits, and it had no investments in liquid equity securities that were subject to market fluctuations, except for the Tadiran shares acquired as mentioned above. The Company's deposits and loans are based on variable interest rates. Should interest rates either increase or decrease, such change may affect the Company's results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates.

         The Company's functional currency is the U.S. dollar. On September 30, 2005, the Company had exposure due to liabilities denominated in NIS of $78 million in excess of its NIS denominated assets. These liabilities represent mostly wages and trade payables. The amount of the Company's exposure to the changes in the NIS-U.S. dollar exchange rate varies from time to time.

         Most of the Company's assets and liabilities which are denominated in currencies other than the NIS and the U.S. dollar were covered as of September 30, 2005 by forward contracts and options. On September 30, 2005, the Company had forward contracts for the sale and purchase of such foreign currencies totaling $221 million ($16 million in Euro, $199 million in GBP and $6 million in other currencies). The financial derivative activities in this quarter resulted in an unrealized net gain of approximately $2.9 million, which was recorded as other comprehensive income.

I.       APPOINTMENT OF A DIRECTOR
         -------------------------

         On August 25, 2005, the Company reported that Mr. Israel (Izzy) Tapoohi was appointed as a director to the Company's Board.

J.       DIVIDENDS
         ---------

         The Board of Directors declared on November 14, 2005 a dividend of $0.14 per share.

                                    * * * * *

                                    EXHIBIT 3

















                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
                             CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS

                            AS OF SEPTEMBER 30, 2005
                                   (Unaudited)
                         (In thousands of U.S. dollars)

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         CONDENSED INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

                            AS OF SEPTEMBER 30, 2005
                                   (Unaudited)
                         (In thousands of U.S. dollars)


                                 C O N T E N T S
                                 ---------------

                                                                     P A G E
                                                                     -------

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

   Consolidated Balance Sheets                                        2 - 3

   Consolidated Statements of Income                                    4

   Consolidated Statements of Changes in Shareholders' Equity          5 -7

   Consolidated Statements of Cash Flows                              8 - 9

   Notes to the Consolidated Financial Statements                    10 - 15



                                   # # # # # #


                                                                                             ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
------------------------------------------------------------------------------------------------------------------------------------
U.S. dollars (in thousands)

                                                                        SEPTEMBER 30,   DECEMBER 31,
                                                                            2005            2004
                                                                         ----------      ----------
                                                                        (UNAUDITED)         (**)
                                                                         ----------      ----------
CURRENT ASSETS:
Cash and cash equivalents                                                $  150,063      $   34,109
Short-term bank deposits                                                        886             738
Trade receivables, (net of allowance for doubtful accounts
    in the amount of $3,451 and $3,064 as of September 30, 2005 and
    December 31, 2004, respectively)                                        231,928         214,816
Other receivables and prepaid expenses                                       56,704         *53,087
Inventories, net of advances                                                294,069         249,041
                                                                         ----------      ----------
Total current assets                                                        733,650         551,791
                                                                         ----------      ----------

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in affiliated companies and a partnership                       138,873         *47,873
Investments in other companies                                               11,745          11,745
Long-term bank deposits and trade receivables                                 2,341           2,102
Severance pay fund                                                           82,900          82,998
                                                                         ----------      ----------
                                                                            235,859         144,718
                                                                         ----------      ----------

PROPERTY, PLANT AND EQUIPMENT,  NET                                         252,311         244,288
                                                                         ----------      ----------



INTANGIBLE ASSETS:
Goodwill                                                                     34,057          33,706
Other intangible assets, net                                                 59,346          62,281
                                                                         ----------      ----------
                                                                             93,403          95,987
                                                                         ----------      ----------

                                                                         $1,315,223      $1,036,784
                                                                         ==========      ==========


*     Restated (See Note 1B)

**    Derived from the Company's 2004 audited financial statements


               THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE
                       CONSOLIDATED FINANCIAL STATEMENTS.


                                                                                             ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
------------------------------------------------------------------------------------------------------------------------------------
U.S. dollars (in thousands, except share data)

                                                                                      SEPTEMBER 30,     DECEMBER 31,
                                                                                          2005              2004
                                                                                      -----------       -----------
                                                                                      (UNAUDITED)           (**)
                                                                                      -----------       -----------
CURRENT LIABILITIES:
Short-term bank credit and loans                                                      $     9,471       $     8,592
Current maturities of long-term loans                                                       3,284             1,656
Trade payables                                                                            128,728           118,391
Other payables and accrued expenses                                                       161,704           169,702
Customers advances and amounts in excess of
    costs incurred on contracts in progress                                               151,424            80,109
                                                                                      -----------       -----------
Total current liabilities                                                                 454,611           378,450
                                                                                      -----------       -----------

LONG-TERM LIABILITIES:
Long-term loans                                                                           253,637            86,234
Advances from customers                                                                    26,896            10,320
Deferred income taxes                                                                      24,475            24,516
Accrued termination liability                                                              92,229           100,740
                                                                                      -----------       -----------
                                                                                          397,237           221,810
                                                                                      -----------       -----------


MINORITY INTERESTS                                                                          3,915             4,340
                                                                                      -----------       -----------

SHAREHOLDERS' EQUITY:
Share capital
Ordinary shares of New Israeli Shekels (NIS) 1 par value;
    Authorized 80,000,000 shares as of September 30, 2005 and
       December 31, 2004;
    Issued - 41,227,091 and 40,969,947 shares as of September 30,
       2005 and December 31, 2004, respectively;
    Outstanding - 40,818,170 and 40,561,026 shares as of
       September 30, 2005 and December 31, 2004, respectively                              11,604            11,548
Additional paid-in capital                                                                277,137           274,432
Accumulated other comprehensive loss                                                       (2,522)          *(4,742)
Retained earnings                                                                         177,562          *155,267
Treasury shares - 408,921 shares as of September 30,
   2005 and December 31, 2004                                                              (4,321)           (4,321)
                                                                                      -----------       -----------
                                                                                          459,460          *432,184
                                                                                      -----------       -----------

                                                                                      $ 1,315,223       $ 1,036,784
                                                                                      ===========       ===========


*     Restated (See Note 1B)

**    Derived from the Company's 2004 audited financial statements

               THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE
                       CONSOLIDATED FINANCIAL STATEMENTS.


                                                                                             ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
------------------------------------------------------------------------------------------------------------------------------------
U.S. dollars (in thousands, except share and per share data)

                                               NINE MONTHS ENDED          THREE MONTHS ENDED       YEAR ENDED
                                                 SEPTEMBER 30,              SEPTEMBER 30,         DECEMBER 31,
                                           -----------------------     -----------------------     ---------
                                              2005        **2004          2005         **2004         2004
                                           ---------     ---------     ---------     ---------     ---------
                                                 (UNAUDITED)                  (UNAUDITED)             (***)
                                           ---------     ---------     ---------     ---------     ---------
Revenues                                   $ 748,116     $ 669,150     $ 273,646     $ 223,833     $ 939,925
Cost of revenues                             546,790       491,427       199,969       162,588       689,626
                                           ---------     ---------     ---------     ---------     ---------
  Gross profit                               201,326       177,723        73,677        61,245       250,299
                                           ---------     ---------     ---------     ---------     ---------

Research and development costs, net           53,443        43,570        20,482        16,543        66,846
Marketing and selling expenses                54,695        50,722        20,309        15,562        69,912
General and administrative expenses           38,262        34,957        12,838        12,226        47,832
                                           ---------     ---------     ---------     ---------     ---------

                                             146,400       129,249        53,629        44,331       184,590
                                           ---------     ---------     ---------     ---------     ---------

  Operating income                            54,926        48,474        20,048        16,914        65,709

Financial expenses, net                       (6,273)       (2,878)       (3,076)       (1,577)       (5,852)
Other income (expenses), net                    (192)          (61)           (6)           23           770
                                           ---------     ---------     ---------     ---------     ---------
   Income before taxes on income              48,461        45,535        16,966        15,360        60,627
Taxes on income                               12,289        11,712         4,246         3,933        15,219
                                           ---------     ---------     ---------     ---------     ---------
                                              36,172        33,823        12,720        11,427        45,408
Equity in net earnings of affiliated
   companies and partnership                   1,339         4,586         1,465         1,616        *6,645
Minority interests in losses (earnings)
   of subsidiaries                               652           459           379           271          (180)
                                           ---------     ---------     ---------     ---------     ---------
   Net income                              $  38,163     $  38,868     $  14,564     $  13,314      *$51,873
                                           =========     =========     =========     =========     =========

Earnings per share
   Basic net earnings per share            $    0.94     $    0.98     $    0.36     $    0.33        *$1.30
                                           =========     =========     =========     =========     =========

   Diluted net earnings per share          $    0.92     $    0.95     $    0.35     $    0.32        *$1.26
                                           =========     =========     =========     =========     =========

Number of shares used in computation of
   basic net earnings per share               40,709        39,822        40,775        40,060        39,952
                                           =========     =========     =========     =========     =========

Number of shares used in computation of
   Diluted net earnings per share             41,616        40,924        41,614        41,161        41,041
                                           =========     =========     =========     =========     =========


*     Restated (See Notes 1B)
**    Restated (See Note 3)
***   Derived from the Company's 2004 audited financial statements


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                                                                                             ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------------
U.S. dollars (in thousands, except share data)

                                                                                                  ACCUMULATED
                                                 NUMBER OF                     ADDITIONAL            OTHER
                                               OUTSTANDING       SHARE          PAID-IN          COMPREHENSIVE
                                                 SHARES         CAPITAL         CAPITAL          INCOME (LOSS)
                                              ------------    -------------   -------------    ----------------
 BALANCE AS OF JANUARY 1, 2004                 39,337,204        $ 11,273       $ 259,033         $ (3,992)
 Exercise of options                            1,223,822             275          10,985                -
 Cumulative effect of first time adoption
   of the fair value based method for stock
   based compensation expenses                                                       (152)
 Tax benefit in respect of options exercised            -               -           1,179                -
 Stock based compensation                               -               -           3,387                -
 Dividends paid                                         -               -               -                -
 Other comprehensive income (loss):
 Unrealized gains on derivative
    instruments                                         -               -               -             (299)
 Foreign currency translation differences               -               -               -              450
 Minimum pension liability                              -               -               -             (901)
 Net income                                             -               -               -                -
                                              ------------    -------------   -------------    ----------------
 Total comprehensive income

BALANCE AS OF DECEMBER 31, 2004                 40,561,026         11,548         274,432           (4,742)
Exercise of options                                257,144             56           2,128                -
Tax benefit in respect of options exercised             -               -             477                -
Stock based compensation                                -               -             100                -
Dividends paid                                          -               -               -                -
 Other comprehensive income (loss):
Unrealized gains on derivative
    instruments                                         -               -               -            2,959
Foreign currency translation differences                -               -               -             (739)
Net income                                              -               -               -                -
                                              ------------    -------------   -------------    ----------------
Total comprehensive income

BALANCE AS OF SEPTEMBER 30, 2005
(UNAUDITED)                                    40,818,170        $ 11,604       $ 277,137         $ (2,522)
                                              ============    =============   =============    ================

                                                                                   TOTAL              TOTAL
                                               RETAINED        TREASURY        SHAREHOLDERS'      COMPREHENSIVE
                                               EARNINGS         SHARES             EQUITY         INCOME (LOSS)
                                              ------------    ------------    ---------------   -----------------
 BALANCE AS OF JANUARY 1, 2004                  $ 190,086        $ (4,321)      $ 452,079
 Exercise of options                                    -               -          11,260
 Cumulative effect of first time adoption
   of the fair value based method for stock
   based compensation expenses                                                       (152)
 Tax benefit in respect of options exercised            -               -           1,179
 Stock based compensation                               -               -           3,387
 Dividends paid                                   (86,692)              -         (86,692)
 Other comprehensive income (loss):
 Unrealized gains on derivative
    instruments                                         -               -            (299)           $ (299)
 Foreign currency translation differences               -               -             450               450
 Minimum pension liability                              -               -            (901)             (901)
 Net income                                        51,873               -          51,873            51,873
                                              ------------    ------------    ---------------   -----------------
 Total comprehensive income                                                                        $ 51,123
                                                                                                =================
BALANCE AS OF DECEMBER 31, 2004                   155,267          (4,321)        432,184
Exercise of options                                     -               -           2,184
Tax benefit in respect of options exercised             -               -             477
Stock based compensation                                -               -             100
Dividends paid                                    (15,868)              -         (15,868)
 Other comprehensive income (loss):
Unrealized gains on derivative
    instruments                                         -               -           2,959           $ 2,959
Foreign currency translation differences                -               -            (739)             (739)
Net income                                         38,163               -          38,163            38,163
                                              ------------    ------------    ---------------   -----------------
Total comprehensive income                                                                         $ 40,383
                                                                                                =================
BALANCE AS OF SEPTEMBER 30, 2005
(UNAUDITED)                                     $ 177,562        $ (4,321)      $ 459,460
                                              ============    ============    ===============


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                                                                                             ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------------
U.S. dollars (in thousands, except share data)

                                                                                                              ACCUMULATED
                                                   NUMBER OF                               ADDITIONAL            OTHER
                                                  OUTSTANDING             SHARE             PAID-IN          COMPREHENSIVE
                                                    SHARES               CAPITAL            CAPITAL          INCOME (LOSS)
                                                 ------------          -------------      -------------    ----------------
BALANCE AS OF JANUARY 1, 2004                       39,337,204        $    11,273        $   259,033         $    (3,992)
Exercise of options                                    915,367                204              8,365                   -
Tax benefit in respect of options exercised                  -                  -                805                   -
Stock based compensation                                     -                  -              2,772                   -
Dividends paid                                               -                  -                  -                   -
Other comprehensive income (loss):
Unrealized gains on derivative instruments                   -                  -                  -                 292
Foreign currency translation differences                     -                  -                  -                 (17)
Net income                                                   -                  -                  -                   -
                                                    ----------        -----------        -----------         -----------
Total comprehensive income

BALANCE AS OF SEPTEMBER 30, 2004
 (UNAUDITED)                                        40,252,571        $    11,477        $   270,975         $    (3,717)
                                                    ==========        ===========        ===========         ===========

BALANCE AS OF JULY 1, 2005
  (UNAUDITED)                                       40,745,711        $    11,590        $   276,461         $    (5,064)
Exercise of options                                   72,459                 14                583                   -
Tax benefit in respect of options
  exercised                                                  -                  -                 (7)                  -
Stock based compensation                                     -                  -                100                   -
Dividends paid                                               -                  -                  -                   -
Other comprehensive income (loss):
Unrealized gains on derivative
  instruments                                                -                  -                  -               2,666
Foreign currency translation differences                     -                  -                  -                (124)
Net income                                                   -                  -                  -                   -
                                                    ----------        -----------        -----------         -----------
Total comprehensive income

 BALANCE AS OF SEPTEMBER 30, 2005
  (UNAUDITED)                                       40,818,170        $    11,604        $   277,137         $    (2,522)
                                                    ==========        ===========        ===========         ===========

                                                                                              TOTAL               TOTAL
                                                    RETAINED           TREASURY           SHAREHOLDERS'       COMPREHENSIVE
                                                    EARNINGS            SHARES                EQUITY          INCOME (LOSS)
                                                   ------------       ------------       ---------------    -----------------

BALANCE AS OF JANUARY 1, 2004                     $   190,086         $    (4,321)        $   452,079
Exercise of options                                                                             8,569
Tax benefit in respect of options exercised                 -                   -                 805
Stock based compensation                                    -                   -               2,772
Dividends paid                                        (81,956)                  -             (81,956)
Other comprehensive income (loss):
Unrealized gains on derivative instruments                  -                   -                 292         $       292
Foreign currency translation differences                    -                   -                 (17)                (17)
Net income                                             38,868                   -              38,868              38,868
                                                  -----------         -----------         -----------         -----------
Total comprehensive income                                                                                    $    39,143
                                                                                                              ===========

BALANCE AS OF SEPTEMBER 30, 2004 (UNAUDITED)      $   146,998         $    (4,321)        $   421,412
                                                  ===========         ===========         ===========

BALANCE AS OF JULY 1, 2005
  (UNAUDITED)                                     $   168,307         $    (4,321)        $   445,973
Exercise of options                                         -                   -                 597
Tax benefit in respect of options
  exercised                                                 -                   -                  (7)
Stock based compensation                                    -                   -                 100
Dividends paid                                         (5,309)                  -              (5,309)
Other comprehensive income (loss):
Unrealized gains on derivative
  instruments                                               -                   -               2,666         $     2,666
Foreign currency translation differences                    -                   -                (124)               (124)
Net income                                             14,564                   -              14,564              14,564
                                                  -----------         -----------         -----------         -----------
Total comprehensive income                                                                                    $    17,106
                                                                                                              ===========

 BALANCE AS OF SEPTEMBER 30, 2005
(UNAUDITED)                                       $   177,562         $    (4,321)        $   459,460
                                                  ===========         ===========         ===========


                       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                                                                 -6-


                                                                                             ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------------
U.S. dollars (in thousands, except share data)

                                                                                                              ACCUMULATED
                                                    NUMBER OF                              ADDITIONAL            OTHER
                                                   OUTSTANDING           SHARE              PAID-IN          COMPREHENSIVE
                                                     SHARES             CAPITAL             CAPITAL          INCOME (LOSS)
                                                  ------------        -------------       -------------    ----------------
BALANCE AS OF JULY 1, 2004
  (UNAUDITED)                                       39,928,451        $    11,405        $   267,153        $    (3,584)
Exercise of options                                    324,120                 72              2,781                  -
Tax benefit in respect of options exercised                  -                  -                114                  -
Amortization of deferred stock                               -                  -
  compensation                                               -                  -                927
Dividend paid                                                -                  -                  -                  -
Other comprehensive income (loss):
 Unrealized losses on derivative
 instruments                                                 -                  -                  -               (136)
Foreign currency translation differences                     -                  -                  -                  3
Net income                                                   -                  -                  -                  -
                                                   -----------        -----------        -----------        -----------
Total comprehensive income

BALANCE AS OF SEPTEMBER 30, 2004
  (UNAUDITED)                                       40,252,571        $    11,477        $   270,975        $    (3,717)
                                                    ==========        ===========        ===========        ===========



                                                                                              TOTAL              TOTAL
                                                  RETAINED            TREASURY            SHAREHOLDERS'      COMPREHENSIVE
                                                  EARNINGS             SHARES                 EQUITY         INCOME (LOSS)
                                                 ------------        ------------        ---------------   -----------------

BALANCE AS OF JULY 1, 2004
  (UNAUDITED)                                    $   206,944         $    (4,321)        $   477,597
Exercise of options                                        -                   -               2,853
Tax benefit in respect of options exercised                -                   -                 114
Amortization of deferred stock
  compensation                                                                                   927
Dividend paid                                        (73,260)                  -             (73,260)
Other comprehensive income (loss):
 Unrealized losses on derivative
 instruments                                               -                   -                (136)        $      (136)
Foreign currency translation differences                   -                   -                   3                   3
Net income                                            13,314                   -              13,314              13,314
                                                 -----------         -----------         -----------         -----------
Total comprehensive income                                                                                   $    13,181
                                                                                                             ===========

BALANCE AS OF SEPTEMBER 30, 2004
  (UNAUDITED)                                    $   146,998         $    (4,321)        $   421,412
                                                 ===========         ===========         ===========

                        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars (in thousands)

                                                                      NINE MONTHS ENDED       YEAR ENDED
                                                                        SEPTEMBER 30,         DECEMBER 31,
                                                                   ---------     ---------     ---------
                                                                      2005         2004           2004
                                                                   ---------     ---------     ---------
                                                                   -----------------------     ---------
                                                                             (UNAUDITED)              (***)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                           $38,163       $38,868     **$51,873
Adjustments to reconcile net income to net cash provided by
   operating activities:
Depreciation and amortization                                         37,772        31,494        42,261
Stock based compensation                                                 100         2,772         3,387
Deferred income taxes                                                   (602)        1,784           153
Accrued severance pay, net                                            (8,536)       (2,709)       (2,304)
Loss (gain) on sale of property and equipment                           (400)           25           143
Tax benefit in respect of options exercised                              477           805         1,179
Minority interests in earnings (losses) of subsidiaries                 (652)         (458)          180
Equity in net losses (earnings) of affiliated companies and
   partnership, net of dividend received (*)                           6,706         3,065       **1,505
Changes in operating assets and liabilities:
Decrease (increase) in short and long-term receivables and
   prepaid expenses                                                  (17,070)       20,759       (16,871)
Decrease (increase) in inventories                                   (59,474)      (24,222)        2,932
Increase in trade payables, other payables and accrued expenses       (2,118)        9,882        20,522
Increase (decrease) in advances received from customers              101,959         7,125       (18,535)
Settlement of royalties with the Office of the Chief Scientist             -        (3,714)       (3,714)
Other adjustments                                                        117          (112)       (1,228)
                                                                   ---------     ---------     ---------
Net cash provided by operating activities                             96,442        85,364        81,483
                                                                   ---------     ---------     ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment                            (41,437)      (32,614)      (53,008)
Acquisition of subsidiaries and businesses (Schedule A)                 (318)       (2,315)       (2,315)
Investments in affiliated companies and subsidiaries                 (99,024)         (559)      (18,391)
Proceeds from sale of property, plant and equipment                    1,381         1,741         2,560
Proceeds from sale of investment                                       3,100             -             -
Investment in long-term bank deposits                                   (551)       (1,203)       (1,203)
Proceeds from sale of long-term bank deposits                            963         1,508         1,507
Grant of long-term loans                                                (790)            -             -
Short-term bank deposits, net                                           (148)           36           (48)
                                                                   ---------     ---------     ---------
Net cash used in investing activities                               (136,824)      (33,406)      (70,898)
                                                                   ---------     ---------     ---------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options                                      2,184         8,569        11,260
Repayment of long-term bank loans                                    (51,712)      (15,687)      (35,826)
Receipt of long-term bank loans                                      220,400        21,410        58,410
Dividends paid                                                       (15,868)      (81,956)      (86,692)
Change in short-term bank credit and loans, net                        1,332          (827)          216
                                                                   ---------     ---------     ---------
Net cash provided by (used in) financing activities                  156,336       (68,491)      (52,632)
                                                                   ---------     ---------     ---------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                 115,954       (16,533)      (42,047)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE
    PERIOD                                                            34,109        76,156        76,156
                                                                   ---------     ---------     ---------
CASH AND CASH EQUIVALENTS AT THE END OF THE  PERIOD                 $150,063       $59,623       $34,109
                                                                   =========     =========     =========
                                                                      $8,045        $7,650        $8,150
                                                                   =========     =========     =========

(*) Dividend received
(**) Restated (See Notes 1B and 3)
(***) Derived from the Company's 2004 audited financial statements

               THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE
                       CONSOLIDATED FINANCIAL STATEMENTS.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars (in thousands)


                                                                              NINE MONTHS ENDED              YEAR ENDED
                                                                                SEPTEMBER 30,                DECEMBER 31,
                                                                         ----------------------------      ----------------
                                                                            2005               2004             2004
                                                                            ----               ----             ----
                                                                                 (UNAUDITED)                     (*)
                                                                         ----------------------------      ----------------
SUPPLEMENTARY CASH FLOWS
    ACTIVITIES:

     Cash paid during the period for:

       Income taxes                                                       $ 17,640           $  9,015           $ 13,305
                                                                          ========           ========           ========

       Interest                                                           $  5,812           $  1,460           $  3,122
                                                                          ========           ========           ========


SCHEDULE A:
    Subsidiaries and businesses acquired

    Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition:

    Working capital, net (excluding cash and cash equivalents)            $ (3,281)          $   (707)          $   (707)
    Property, plant and equipment                                                -                (10)               (10)
    Goodwill, customer contracts and other intangible assets                (1,514)            (1,598)            (1,598)
    Long-term liabilities - mainly advances from customers                   4,477                  -                  -
                                                                          --------           --------           --------
                                                                          $   (318)          $ (2,315)          $ (2,315)
                                                                          ========           ========           ========


* Derived from the Company's 2004 audited financial statements


               THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE
                       CONSOLIDATED FINANCIAL STATEMENTS.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 1 - GENERAL

         A. The accompanying unaudited interim consolidated financial statements have been prepared in a condensed format as of September 30, 2005, and for the three and nine months then ended in accordance with generally accepted accounting principles in the United States )"U.S. GAAP"( relating to the preparation of financial statements for interim periods. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP but which are not required for interim reporting purposes, have been condensed or omitted. See Note 6 for the reconciliation from U.S. GAAP to accounting principles generally accepted in Israel (Israeli GAAP).

                  These statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2004, included in the Form 20-F for the year ended December 31, 2004.

                  The interim financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation. All such adjustments were of a normal recurring nature. Reclassifications have been made to comparative data in the balance sheet as of December 31, 2004 in order to conform to the current period presentation.

                  Comparative data in the condensed interim financial statements for the three and nine months ended September 30, 2004, for the year ended December 31, 2004 and for the six months ended June 30, 2005 have been restated (see Notes 1B and 3).

                  Operating results for the three and nine months ended September 30, 2005, are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

         B. On December 27, 2004, the Company reached an agreement with Koor Industries Ltd. ("Koor") to purchase all of Koor's holdings in Tadiran Communications Ltd. ("Tadiran"), which represented approximately a 32% interest in Tadiran, at a price of $37 per share. This purchase was to be made concurrently with Koor's purchase a portion of the Company's shares from Federmann Enterprises Ltd. ("Federmann"). Tadiran is an Israeli company, whose shares are traded on the Tel Aviv Stock Exchange. The purchase of the interest in Tadiran was to have been made in two stages, subject to the terms agreed upon between the parties.

                  On July 6, 2005, the Company reported that it signed an agreement with Koor to acquire all of Koor's 70% holdings in Elisra Electronics Systems Ltd. ("Elisra"), an Israeli company, in consideration for $70 million in cash. The parties also agreed on an additional contingent consideration as a result of future insurance proceeds relating to the fire at Elisra's plant in 2001. As part of the transaction, Koor purchased Dekolink Wireless Ltd. from Elisra at an agreed upon price. Dekolink Wireless Ltd. is a start-up company engaged in the cellular networks area that is wholly-owned by Elisra. The acquisition agreement relating to Elisra is subject to receipt of the Company's shareholders approval, which was received in August 2005, as well as approvals from governmental authorities, including the Israel Antitrust Authority.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
--------------------------------------------------------------------------------
U. S. dollars (In thousands, except per share data)

NOTE 1 - GENERAL (CONT.)

                  Concurrently with signing of the agreement to acquire Koor's holdings in Elisra, as indicated above, the Company and Koor agreed to amend their agreements regarding the Company's purchase of Tadiran shares held by Koor. Pursuant to the amendment, the Company accelerated the acquisition from Koor of approximately 5% of Tadiran's outstanding shares, out of a total of 18.2% of Tadiran outstanding shares that the Company agreed to acquire as part of the second stage of the aforementioned agreement. Upon completion of the acquisition of the 5% interest in Tadiran, which occurred on August 25, 2005, the Company and Koor have equal representation on Tadiran's board of directors. Following this purchase, the Company currently holds approximately 26% of Tadiran's shares.

                  The price paid and remaining to be paid by the Company to Koor for the Tadiran shares is the price agreed upon in the original agreement with Koor signed on December 27, 2004.

                  The agreement for acquiring Koor's holdings in Elisra and the amendments regarding the acquisition of Koor's shares in Tadiran, were signed following the approval of the transactions by the Company's Audit Committee and Board of Directors, who obtained a fairness opinion from an independent appraiser regarding the consideration to be paid for the Elisra shares.

                  Upon completion of the Elisra transaction, the Company will complete the purchase of Koor's remaining shares in Tadiran - approximately 13% - reaching a total of approximately a 39% interest in Tadiran based on the Company's current shareholdings.

                  The results of the third quarter of 2005 include a write-off of In Process Research and Development ("IPR&D") which amounts to approximately $1.2 million related to the shares acquired in the third quarter of 2005.

                  Further effects on the Company's financial results are expected to occur in the event of the consummation of the additional purchases of Tadiran shares from Koor in accordance with the above mentioned amendments to the agreements with Koor, as well as the purchase of Koor's shares in Elisra , subject to receipt of the required approvals. The effect on the Company's financial results of future purchases of shares of Tadiran as well as the anticipated purchase of shares in Elisra will be reported following completion of the respective purchases.

                  The excess of the amount paid for the Tadiran shares acquired until the end of the second quarter of 2005 over their book value is approximately $62 million. Based on a purchase price allocation analysis ("PPA") performed by an independent advisor, this excess was attributed as follows:

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 1 -    GENERAL (CONT.)


                                                                $M    Expected useful lives
                                                                --    ---------------------
                  In Process R&D ("IPR&D")                      5.0    immediate write-off
                  Inventory                                     1.5    up to a quarter
                  Other tangible assets and liabilities         0.5    5 years
                  Brand name                                    4.0    15 years
                  Customer base and backlog                    20.0    2-12 years
                  Technology                                   12.0    10 years
                  Goodwill                                     19.0    indefinite - subject to annual impairment test
                                                             ------
                                                               62.0
                                                             ======

                  As a result of the acquisition in the second quarter of 2005, the Company is able to exercise significant influence in
                  Tadiran. In accordance with APB 18, "The Equity Method of Accounting for Investments in Common Stock", the Company's interest in Tadiran, which was previously accounted for as available-for-sale securities, is accounted retroactively under the equity method of accounting ("step-by-step acquisition"). Implementing the step-by-step acquisition method resulted in a restatement of the Company's financial statements for all prior periods, in which the Company's investment in Tadiran was accounted for as available-for-sale securities.

                  The following are the effects of the restatement:

                  (1) Consolidated balance sheet


                                                                                             December 31, 2004
                                                                               -------------------------------------------
                                                                                     As          Effect of          As
                                                                                  reported       restatement     restated
                                                                                  --------       -----------     --------
                  Other receivables and prepaid expenses                         $  52,335         $    752      $ 53,087
                  Investment in affiliated companies and  partnership               33,124           14,749        47,873
                  Available for sale securities                                     18,017          (18,017)            -
                  Accumulated other comprehensive loss                             (3,346)           (1,396)       (4,742)
                  Retained earnings                                                156,387           (1,120)      155,267
                  Total shareholders' equity                                      $434,700         $ (2,516)     $432,184


                  (2) Consolidated statement of income

                                                                                       Year ended December 31, 2004
                                                                               -------------------------------------------
                                                                                    As           Effect of          As
                                                                                  reported       restatement     Restated
                                                                                  --------       -----------     --------
                  Equity in net earnings of affiliated companies
                  and partnership                                                $   7,765         $ (1,120)     $  6,645
                  Net income                                                        52,993           (1,120)       51,873
                  Basic net earnings per share                                        1.33            (0.03)         1.30
                  Diluted net earnings per share                                      1.29            (0.03)         1.26

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

         A.       The   significant   accounting   policies   followed   in  the
                  preparation of these statements are identical to those applied in preparation of the latest annual financial statements.

         B. The accompanying financial statements have been prepared in U.S. dollars since the functional currency of the primary economic environment in which the operations of the Group (which includes Elbit Systems Ltd. and its subsidiaries) are conducted is the U.S. dollar.

NOTE 3 - STOCK-BASED COMPENSATION

         As mentioned in Note 2X to the Company's annual financial statements, effective January 1, 2004, the Company adopted the fair value recognition provisions of SFAS 123. Under the modified prospective method selected by the Company under the provisions of SFAS No. 148, the fair value recognition provisions are applied from January 1, 2004 to all employee awards granted, modified or settled subsequent to January 1, 2004, and to previously granted awards that were not fully vested on the date of adoption. The aforementioned decision to adopt the fair value recognition provisions of SFAS 123 took place in December 2004. SFAS 123 fair value recognition provisions were adopted effective January 1, 2004 and the results of the first three quarters of 2004 were restated accordingly. The restatement reflects the change in stock-based compensation expense calculated under the intrinsic value based method as compared to the expense calculated under the fair value based method.

         The  following  is  the  effect  of  the   restatement  of  stock-based
         compensation expense on the financial statements for the three and nine months ended September 30, 2004:


                                                  Three months ended September 30, 2004
                                               ----------------------------------------------
                                                     As           Effect of             As
                                                  reported        restatement       restated
                                                  --------        -----------       --------
         Gross profit                            $  61,514          $   (269)       $ 61,245
         Operating income                           17,405              (491)         16,914
         Net income                                 13,707              (393)         13,314
         Basic net earnings per share                 0.34             (0.01)           0.33
         Diluted net earnings per share               0.33             (0.01)           0.32

                                                  Nine months ended September 30, 2004
                                               ----------------------------------------------
                                                     As           Effect of             As
                                                  reported        restatement       restated
                                                  --------        -----------       --------
         Gross profit                            $ 176,952          $    771        $177,723
         Operating income                           47,074             1,400          48,474
         Net income                                 37,746             1,122          38,868
         Basic net earnings per share                 0.95              0.03            0.98
         Diluted net earnings per share               0.92              0.03            0.95

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
--------------------------------------------------------------------------------
U. S. dollars (In thousands, except per share data)

NOTE 4 - INVENTORIES, NET OF ADVANCES


                                                                     SEPTEMBER 30,       DECEMBER 31,
                                                                     -------------       ------------
                                                                         2005                2004
                                                                     (UNAUDITED)             (*)
                                                                     -------------       ------------
         Cost of long-term contracts in progress                       $ 304,999          $ 254,009
         Raw materials                                                    78,801             71,813
         Advances to suppliers and subcontractors                         26,878             21,164
                                                                       ---------          ---------
                                                                         410,678            346,986
          Less - Cost incurred on contracts in progress
              deducted from customer advances                             32,016            14,533
                                                                       ---------          ---------
                                                                         378,662           332,453
          Less - Advances received from customers                         78,079             75,776
          Provision for losses                                             6,514              7,636
                                                                       ---------          ---------
                                                                       $ 294,069          $ 249,041
                                                                       =========          =========

         * Derived from the Company's 2004 audited financial statements


NOTE 5 - RECENTLY ISSUED ACCOUNTING STANDARDS

         A. In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, "Share-Based Payment" ("SAB 107"). SAB 107 provides the SEC staff's position regarding the application of Statement 123R and contains interpretive guidance related to the interaction between Statement 123R and certain SEC rules and regulations and also provides the SEC staff's views regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made related to the accounting for share-based payment transactions. The Company is currently reviewing the effect of SAB 107; however, it does not believe that SAB 107 will have a material impact on its financial position, results of operations or cash flows.

         B. In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154 ("FAS 154"), "Accounting Changes and Error Corrections" - a replacement of APB No. 20, Accounting Changes" and FAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". FAS 154 provide guidance on the accounting for and reporting of accounting changes and error corrections. APB Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. FAS 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable to do so. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company estimates that the adoption of FAS 154 will not have a significant impact on its results of operations, financial condition and cash flows.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 5 - RECENTLY ISSUED ACCOUNTING STANDARDS (CONT.)

         C. FASB Statements No. 123 (revised 2004), "Share-based Payment" (FASB 123(R)) (See Note 2AA(3)) to the Company's annual financial statements for 2004, was to have been effective as of the beginning of the first interim or annual reporting period that commences after June 15, 2005 (July 1, 2005 for the Company); however, on April 14, 2005, the United States Securities and Exchange Commission ("SEC") delayed effectiveness of FAS 123(R) for companies with fiscal years ending December 31 (such as the Company) to January 1, 2006.

NOTE 6 - RECONCILIATION TO ISRAELI GAAP

         As described in Note 1, the Company prepares its financial statements in accordance with U.S. GAAP. See Note 26 to the 2004 annual financial statements for a description of the differences between U.S. GAAP and Israeli GAAP in respect to the Company. The effects of the differences between U.S. GAAP and Israeli GAAP on the Company's financial statements are detailed below.

         A.       Effect on net income


                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,            YEAR ENDED
                                                           ----------------------------    DECEMBER 31,
                                                               2005            2004            2004
                                                               ----            ----            ----
                                                                    (UNAUDITED)                 (*)
                                                           ----------------------------    -------------
         Net income as reported according to
         U.S. GAAP                                           $  38,163      $ 38,868        $  51,873

         Adjustments to Israeli GAAP                            (4,336)       (1,765)             662
                                                                ------       -------        ---------
         Net income according to Israeli GAAP                   33,827       $37,103        $  52,535
                                                                ======       =======        =========


         B.       Effect on shareholders' equity

                                                                                                  AS PER
                                                                AS REPORTED    ADJUSTMENTS     ISRAELI GAAP
                                                                -----------    -----------     ------------

                 AS OF SEPTEMBER 30, 2005 (UNAUDITED)
                  Shareholders' equity                           $ 459,360      $(17,043)       $ 442,317
                                                                 =========      ========        =========

                 AS OF DECEMBER 31, 2004 (*)
                  Shareholders' equity                           $ 432,184      $(12,004)       $ 420,180
                                                                 =========      ========        =========


              * Derived from the Company's 2004 audited financial statements


                                   # # # # # #